Exhibit 99.81

Press Release

for immediate release

PROMETIC REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS

AND HIGHLIGHTS

•	Extension of maturity dates of Line of Credit and OID Loans to September 2024

•	Implementation of cost control measures to significantly reduce operational burn and extend cash runway

•	Substantial reduction in R&D costs of up to $30 million in 2019 versus 2018

•	Successful Type C meeting with FDA: agreement on proposed plan of action for RyplazimTM (plasminogen) manufacturing process

•	Q3 revenues of $12.3 million

•	Granted Rare Pediatric Disease Designation by FDA for PBI-4050 to treat Alström Syndrome

LAVAL, QUEBEC, CANADA – November 14, 2018 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (Prometic or the Corporation) reported today its unaudited financial results for the third quarter ended September 30, 2018.

“Several initiatives that we have been pursuing during the past quarter should bear fruit in the coming weeks and months,” said Pierre Laurin, Prometic’s President and Chief Executive Officer. “We have implemented cost- control measures to reduce our cash use while at the same time have made significant progress to advance our two lead drug candidates, Ryplazim™ (plasminogen) and PBI-4050. As previously stated, our current business plan calls for a significant reduction in R&D expenditures of up to $30 million in 2019 as compared to this year’s budget. Our primary objective remains to close the gap between the fundamental enterprise value we have built and our current market valuation by strengthening our financial position through the closing of commercial partnerships and equity-related initiatives.”

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Commenting on the third quarter 2018 financial results, Bruce Pritchard, Prometic’s Chief Operating Officer and Chief Financial Officer, said, “We are ahead of target with the financial guidance provided during the AGM in May 2018 and our last few conference calls. We have effectively implemented cost control measures as evidenced by the trending quarterly decrease in R&D, Administration and Sales & Marketing expenses as well as decreases in net loss and cash flows used in operating activities. Cash used in operations year-to-date was $57 M compared to $95 M for the same period in 2017”.

Small Molecule Therapeutics Highlights

•	PBI-4050 – Received a Rare Pediatric Disease designation from the US Food and Drug Administration for the treatment of Alström syndrome

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PBI-4050 – Published a paper further elucidating the mechanism of action of its lead drug candidate, PBI-4050, on liver fibrosis in the Journal of Pharmacology and Experimental Therapeutics. The paper entitled “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-mTOR pathway” details the antifibrotic signaling pathway modulated by PBI-4050.

•	PBI-4050 – Hosted a Key Opinion Leader meeting in New York on PBI-4050 as a novel treatment for Alström syndrome and non-alcohlic steatohepatitis (NASH).

Plasma-Derived Therapeutics Highlights

RyplazimTM (Plasminogen) - Completed a Type C meeting in which the FDA agreed with the Company’s proposed action plan for the implementation of additional analytical assays and in-process controls related to the RyplazimTM (plasminogen) manufacturing process. As a result of the feedback received during the Type C meeting, Prometic is finalizing the process performance qualification (PPQ) protocols in anticipation of commencing the manufacturing of additional RyplazimTM (plasminogen) conformance lots.

Subsequent Events to Third Quarter 2018

•

Closed a deal with Structured Alpha LP (SALP), an affiliate of Thomvest Asset Management Inc., to extend the maturity dates of the USD $80 million (CAD $100 million) line of credit and the Original Issue Discount Notes to September 2024

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2018 Third Quarter Financial Results

Revenues

Total revenues for the third quarter ended September 30, 2018 were $12.3 million and $36.8 million for the nine months ended September 30, 2018. Revenues from the sale of goods, representing most of the 2018 revenues to date, were $ 35.3 million during the first nine months ended September 30, 2018 compared to $11 million during the corresponding 2017 period. The $24.3 million increase for 2018 is mainly due to $19.7 million in sales of normal source plasma which occurred in the second and third quarters of 2018 following a change in the production forecast due to the delay of the BLA approval for RyplazimTM (plasminogen). The remainder of the increase of $4.6 million for the nine month period is due to an increase in third party sales in the bioseparation segment. 2018 bioseparation sales are expected to exceed $21 million, which would represent a 30% increase compared to 2017 bioseparation revenues. A comparable level of revenue growth for 2019 is anticipated and is mainly due to the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients, the introduction of new products and the continuing expansion of the market for bioseparation products.

Cost of sales and other production expenses

Cost of sales and other production expenses were $9.2 million for the third quarter ended September 30, 2018 compared to $3.8 million for the corresponding period in 2017, representing an increase of $5.5 million. Cost of sales and other production expenses were $ 30.4 million during the nine months ended September 30, 2018 compared to $7.7 million for the corresponding period in 2017, representing an increase of $22.7 million. The increase was due primarily to the cost of the plasma inventory sold.

Research and Development (R&D)

Total R&D expenses were $24.1 million for the third quarter ended September 30, 2018 compared to $23.3 million for the third quarter ended September 30, 2017. Total R&D expenses were $70.5 million for the nine months ended September 30, 2018 compared to $72.2 million for the corresponding period in 2017, representing a decrease of $1.7 million. The completion of the pivotal phase 3 clinical programs for IVIG and for Ryplazim™ (plasminogen) and termination of non core preclinical and clinical programs will translate into a significant R&D cost reduction in 2019 compared to 2018.

Administration, Sales & Marketing

Administration, selling and marketing expenses were $6.2 million for the third quarter ended September 30, 2018 compared to $7.7 million for the third quarter ended September 30, 2017. The $1.4 million decrease was due to a reduction in consulting fees and employee compensation expenses. Administration, selling and marketing expenses declined slightly at $20.9 million during the nine months ended September 30, 2018 compared to $22.7 million for the corresponding period in 2017.

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Finance Costs

Finance costs were $ 5.9 million for the third quarter ended September 30, 2018 compared to $2.1 million during the corresponding period of 2017, representing an increase of $3.8 million. Finance costs were $15.5 million for the nine months ended September 30, 2018 compared to $5.3 million during the corresponding period of 2017, representing an increase of $10.2 million. This increase reflects higher debt levels during the nine months ended September 30, 2018 compared to the same period of 2017

Net Loss

Prometic incurred a net loss of $28.9 million for the third quarter ended September 30, 2018 compared to a net loss of $17.8 million for the third quarter ended September 30, 2017. Prometic incurred a net loss of $96.6 million for the nine months ended September 30, 2018 compared to a net loss of $78.4 million for the corresponding period of 2017. The main reason for the increase in the net loss is that the results for the quarter and the nine months ending September 30, 2017 included $19.7 million in milestone and licensing revenues related to the licensing agreement signed with Jiangsu Renshou Pharmaceutical Co, Ltd.

With the delay of the anticipated launch of its most advanced product, RyplazimTM (plasminogen), the Corporation had to finance its R&D activities via various sources. To date, the Corporation has financed its activities through the sale of products in the bioseparations segment, collaboration arrangements and licensing arrangements, the issuance of debt and equity, operational restructuring as well as investment tax credits. Prometic is currently actively involved in negotiating both equity and equity-linked financing initiatives and continues to be in dialogue with potential licensing partners. Although the Corporation believes that it will be able to obtain the necessary funding as in the past, there can be no assurance of the success of these plans.

Conference Call Information

Prometic will host a conference call at 11:00 am (ET) on Thursday November 15, 2018. The telephone numbers to access the conference call are (647) 427-7450 and 1-888- 231-8191 (toll-free). A replay of the call will be available as of Thursday November 15, 2018 at 2:00 pm. The numbers to access the replay are 1-416-849-0833 and 1-855-859- 2056 (passcode: 1190238). A live audio webcast of the conference call, with slides, will be available through the following :

https://event.on24.com/wcc/r/1875420/A5BAEDCB1DAD05CDD9CCBE59D000BB89

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Additional Information in Respect to the Third Quarter Ended September 30, 2018

Prometic’s MD&A and condensed interim consolidated financial statements for the quarter ended September 30, 2018 will be filed on SEDAR (http://www.sedar.com) and will be available on the Company’s website at www.prometic.com.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or

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unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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